Schering AG acquires additional licensing rights for fasudil


Berlin, August 20, 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today that they have in-licensed the injectable formulation of the innovative cardiovascular product fasudil from Japan's Asahi Kasei Corporation, Tokio. The intravenous formulation of fasudil is already marketed by Asahi Kasei in Japan for the treatment of vasospasm after cerebral hemorrhages. Schering will start clinical development for this indication in the USA and Europe.

"We are delighted at the completion of this agreement with Asahi Kasei, which will strengthen our portfolio of products for the treatment of cardiovascular illnesses", said Dr. Joachim-Friedrich Kapp, Head of the Schering AG Specialized Therapeutics business area. "This product is primarily being developed for the treatment of vasospasm after cerebral hemorrhages, a condition for which new and more efficacious therapies are needed. We will quickly move forward with development of this project, so we are able to offer this much-needed treatment option to patients as soon as possible."

In 2001, Schering already acquired the licensing rights for the oral formulation of fasudil, which the company is now co-developing with Asahi Kasei for the treatment of angina pectoris. This indication is currently in Phase II clinical trials.
END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Astrid Forster, Tel.: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Rich Salem, Tel: +1-973-487 2371, rich_salem@berlex.com Investor Relations: Joanne Marion, Tel: +1-973-87 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng